December 15, 2006

'er Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcements regarding the changes in the interest of the following Director/Substantial Shareholders, dated December 13, 2006, published (in English language) on the SGX public website;

- (a) Super Dynamic Consultancy Limited
- (b) Yin Jian Ping
- (c) Hughes Network Systems
- (d) Technology Venture Investments Limited
- (e) Venture International Investment Holdings Limited
- (f) Fir Tree Value Master Fund, LP
- (g) Cyber Smart Trading Limited
- (h) Sunevision Holdings Limited
- (i) Sun Hung Kai Properties Limited

(2) The Company's announcement regarding change in Mr Ron Chan's interest, dated Dec 8, 2006; published (in English language) on the SGX public website;

(3) The Company's announcement regarding voluntary conditional offer by Great Wall Acquisition Corporation for the Company, dated Dec. 8, 2006, published (in English language) on the SGX public website;

(4) The Company's announcements regarding request for lifting of trading halt, dated Dec. 8, 2006 , published (in English language) on the SGX public website;

(5) The Company's announcements regarding request for trading halt, dated Dec. 7, 2006 , published (in English language) on the SGX public website;

(6) The Company's announcement regarding financial information under IFRS on the first three quarters of the financial year 2006 reconciled to accounts prepared under US GAAP, dated Nov 27, 2006, published (in English language) on the SGX public website;

(7) The Company's announcement regarding additional information required by the securities and exchange commission, United States of America, dated Nov 27, 2006, published (in English language) on the SGX public website;

(8) The Company's announcement regarding the change in the interest of Fir Tree Value Master Fund, LP, dated Nov 16, 2006, published (in English language) on the SGX public website;

(9) The Company's announcement regarding request for trading halt, dated Nov 14, 2006, published (in English language) on the SGX public website;

(10) The Company's announcement regarding Great Wall Acquisition Corporation Announces Date for special meeting, dated Nov 14, 2006, published (in English language) on the SGX public website;

(11) The Company's announcement regarding request for lifting of trading halt, dated Nov 14, 2006, published (in English language) on the SGX public website;

(12) The Company's announcement regarding unaudited statement announcement for the third quarter ended September 2006, dated Nov 14, 2006, published (in English language) on the SGX public website;

(13) The Company's announcement regarding aggregate value of interested person transactions entered into during the third quarter ended Dept. 30, 2006, dated Nov 14, 2006, published (in English language) on the SGX public website;

(14) The Company's announcement regarding the Company's third quarter net profit increased by 30% to RMB13.7m, dated Nov 14, 2006, published (in English language) on the SGX public website;

(15) The Company's announcement regarding notice of a substantial shareholders' interest, dated Nov 14, 2006, published (in English language) on the SGX public website; and

(16) The Company's announcement regarding a notice of a substantial shareholder's interest, dated October 30, 2006, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/15

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 17:44:07
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-12-2006
2.	Name of Substantial Shareholder *	Super Dynamic Consultancy Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 15.24 % To 14.39 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	67,326,820	0
As a percentage of issued share capital	15.24 %	0 %
No. of shares held after the change	67,326,820	0
As a percentage of issued share capital	14.39 %	0 %

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 17:47:34
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-12-2006
2.	Name of Substantial Shareholder *	Technology Venture Investments Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

investments.

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 7.48 % To 7.06 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	33,037,221	0
As a percentage of issued share capital	7.48 %	0 %
No. of shares held after the change	33,037,221	0
As a percentage of issued share capital	7.06 %	0 %

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 17:51:35
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-12-2006
2.	Name of Substantial Shareholder *	Hughes Network Systems, LLC

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 14.25 % To 13.46 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	62,966,736	0
As a percentage of issued share capital	14.25 %	0 %
No. of shares held after the change	62,966,736	0
As a percentage of issued share capital	13.46 %	0 %

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Attachments:	Total size = **0** (2048K size limit recommended)

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DEC 19 2006

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 17:54:00
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 12-12-2006
2. Name of Substantial Shareholder * — Cyber Smart Trading Limited
3. Please tick one or more appropriate box(es): *

   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 5.08 % To 4.80 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level and cessation to be a substantial shareholder of the Company due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	22,438,121	0
As a percentage of issued share capital	5.08 %	0 %
No. of shares held after the change	22,438,121	0
As a percentage of issued share capital	4.80 %	0 %

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 17:55:56
Announcement No.	00076

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-12-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 7.18 % To 6.78 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	31,703,000	0
As a percentage of issued share capital	7.18 %	0 %
No. of shares held after the change	31,703,000	0
As a percentage of issued share capital	6.78 %	0 %

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 18:05:49
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S / DIRECTOR'S INTERESTS
Description	Please see attached.
Attachments:	ChangePercentageInterest_MrYin.pdf Total size = **14K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

NOTICE OF CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S / DIRECTOR'S INTERESTS

PART I [Please complete this Part]

1. **Date of notice to issuer:** 11/12/2006

2. **Name of Substantial Shareholder / Director:** YIN JIANPING

3. Please tick one or more of appropriate

[ ] a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[ ] a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

[X] a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:**

2. **Name of Registered Holder:**

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before change: **As a percentage of issued share capital:**	
No. of shares which are the subject of this notice:	
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: **As a percentage of issued share capital:**	

PART III

1. **Date of change of interest:** 07/12/2006

2. **The change in the percentage level:** Change in percentage level of direct interest from 0.23% to 0.21% and change in percentage of deemed interest from 15.24% to 14.39%.

3. **Circumstance(s) giving rise to the interest or change in interest:** # Others

 # Please specify details: Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

The change in the percentage level is the result of a series of transactions.

PART IV

1. **Holdings of <u>Substantial Shareholder/Director</u>, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:	1,000,000	67,326,820
As a percentage of issued share capital:	0.23%	15.24%
No. of shares held after the change:	1,000,000	67,326,820
As a percentage of issued share capital:	0.21%	14.39%

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 18:07:56
Announcement No.	00088

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-12-2006
2.	Name of Substantial Shareholder *	Venture International Investment Holdings Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 07-12-2006

2. The change in the percentage level — From 7.48 % To 7.06 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Change in the percentage level due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	33,037,221
As a percentage of issued share capital	0 %	7.48 %
No. of shares held after the change	0	33,037,221
As a percentage of issued share capital	0 %	7.06 %

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 18:13:05
Announcement No.	00089

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-12-2006
2.	Name of Substantial Shareholder *	SUNeVision Holdings Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-12-2006
2.	The change in the percentage level	From 5.08 % To 4.80 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Change in the percentage level and cessation to be a substantial shareholder of the Company due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	22,438,121
As a percentage of issued share capital	0 %	5.08 %
No. of shares held after the change	0	22,438,121
As a percentage of issued share capital	0 %	4.80 %

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	13-Dec-2006 18:15:04
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-12-2006
2.	Name of Substantial Shareholder *	Sun Hung Kai Properties Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 07-12-2006

2. The change in the percentage level — From 5.08 % To 4.80 %

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Change in the percentage level and cessation to be a substantial shareholder of the Company due to the increase in the number of issued share capital of the Company from 441,816,501 to 467,926,501 ordinary shares as there were allotments amounting to 26,110,000 ordinary shares arising from the employees' share option exercised pursuant to the ChinaCast Pre-IPO Employees Share Option Scheme.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	22,438,121
As a percentage of issued share capital	0 %	5.08 %
No. of shares held after the change	0	22,438,121
As a percentage of issued share capital	0 %	4.80 %

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	08-Dec-2006 15:15:44
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	08-12-2006
2.	Name of Director *	CHAN TZE NGON, RON

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	07-12-2006
2.	Name of Registered Holder	CHAN TZE NGON, RON
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of options by Mr Ron Chan under Chinacast Pre-IPO Employee Share Option Scheme.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	33,787,220
As a percentage of issued share capital	7.65 %
No. of Shares which are subject of this notice	10,010,000
As a percentage of issued share capital	2.14 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.073

No. of Shares held after the change	43,797,220
As a percentage of issued share capital	9.36 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	33,787,220	33,037,221
As a percentage of issued share capital	7.65 %	7.48 %
No. of shares held after the change	43,797,220	33,037,221
As a percentage of issued share capital	9.36 %	7.06 %

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	08-Dec-2006 15:17:58
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	VOLUNTARY CONDITIONAL OFFER BY GREAT WALL ACQUISITION CORPORATION FOR CHINACAST COMMUNICATION HOLDINGS LIMITED
Description	Please see attached.
Attachments:	ChinaCast_VoluntaryConditionalOfferByGWAC.pdf Total size = **159K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

VOLUNTARY CONDITIONAL OFFER BY GREAT WALL ACQUISITION CORPORATION FOR CHINACAST COMMUNICATION HOLDINGS LIMITED

The Board of Directors of ChinaCast Communication Holdings Limited (the "**Company**") wishes to inform shareholders of the Company (the "**Shareholders**") that DBS Bank Ltd., acting for and on behalf of Great Wall Acquisition Corporation ("**GWAC**"), has announced on 7 December 2006 (the "**GWAC Announcement**") that GWAC firmly intends to make a voluntary conditional offer to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company subject to the terms and conditions stated in the GWAC Announcement (the "**Offer**").

A copy of the GWAC Announcement is attached.

The Company has appointed PricewaterhouseCoopers Corporate Finance Pte Ltd as independent financial adviser to advise the independent Directors of the Company in connection with the Offer. A circular containing the advice of the independent financial adviser and the recommendations of the independent Directors of the Company will be sent to Shareholders within 14 days from the date of despatch of the offer document to be issued by GWAC which will be not less than 14 days but not more than 21 days from the date of their announcement.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares, which may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

By Order of the Board

Antonio Sena
Company Secretary

8 December 2006

VOLUNTARY CONDITIONAL OFFER

by

DBS

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

GREAT WALL ACQUISITION CORPORATION
(TO BE RENAMED AS CHINACAST EDUCATION CORPORATION)
(Incorporated in Delaware, United States of America)

to acquire all the issued ordinary shares of US$0.08 each in the capital of

CHINACAST COMMUNICATION HOLDINGS LIMITED
(Incorporated in Bermuda)

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**"), had on 14 September 2005, announced (the "**Pre-Conditional Offer Announcement**"), for and on behalf of Great Wall Acquisition Corporation (to be renamed as ChinaCast Education Corporation) (the "**Offeror**" or "**GWAC**"), that, subject to the satisfaction or waiver of the Pre-Conditions (as stated in paragraph 2 of this Announcement), the Offeror intends to make a voluntary conditional offer (the "**Offer**") to acquire all the issued ordinary shares of US$0.08 each ("**CCHL Shares**") in the capital of ChinaCast Communication Holdings Limited (the "**Company**" or "**CCHL**").

2. PRE-CONDITIONS

It was stated in the Pre-Conditional Offer Announcement that the making of the Offer and the posting of the formal offer document containing the terms and conditions of the Offer (the "**Offer Document**") will be subject to, and will only take place following, the satisfaction or waiver of the following pre-conditions (collectively "**Pre-Conditions**" and each a "**Pre-Condition**"):

(a) all resolutions as may be necessary or incidental to approve, implement and effect the Offer, the acquisition of any CCHL Shares pursuant to the Offer or otherwise, and the allotment and issue of the new common stock of GWAC US$0.0001 per share ("**GWAC Common Stock**") pursuant to the Offer or any other acquisitions of CCHL Shares (including pursuant to any compulsory acquisition pursuant to Section 102(1) of the Companies Act 1981 of Bermuda (the "**Bermuda Act**")) having been passed at a general meeting of the stockholders of GWAC (or any adjournment thereof); and

(b) CCHL providing GWAC with audited consolidated financial statements of CCHL prepared in accordance with U.S. generally accepted accounting principles and Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended, for at least its two most recent financial years and such other financial information as may be required to be included in any filing (or exhibit thereto) to be filed with the Securities Exchange Commission ("**SEC**") ("**US GAAP Accounts**") in connection with the Offer by 30 September 2005.

On 28 December 2005, DBS Bank announced, for and on behalf of the Offeror, that CCHL's US GAAP Accounts for the six month period ended 30 June 2005 were provided to the Offeror only on 6 December 2005, and accordingly, the original deadline of 30 September 2005 was not met by CCHL. Due to this delay, CCHL's US GAAP Accounts for the six-month period ended 30 June 2005 were no longer acceptable to the Offeror for the purposes of satisfying the requirements of the SEC.

In order to fulfil the requirements of the SEC, the Offeror had to provide its stockholders with CCHL's US GAAP Accounts for the 12-month period ended 31 December 2005. As such, it was unlikely that the Pre-Conditions would be satisfied on or before the initial cut-off date of 25 March 2006.

Separately, under the Offeror's original charter, if the Offeror did not complete a merger, capital stock exchange, asset acquisition or other similar business combination with a company having its primary business operation in the People's Republic of China ("**PRC**") by 23 March 2006, the Offeror would have to be liquidated and its assets returned to its shareholders.

Hence, as announced on 22 March 2006 by DBS Bank, for and on behalf of the Offeror, the Offeror sought, and obtained, the approval of its shareholders on 21 March 2006 at a special meeting to amend the Offeror's charter to extend its liquidation date to 31 December 2006. The Offeror also obtained the ruling of the Securities Industry Council ("**SIC**") to extend the cut-off date for the fulfilment of the Pre-Conditions from 25 March 2006 to 31 December 2006 (or such later date as the Offeror may determine in consultation with the SIC).

On 7 December 2006, the Offeror announced that it has set 18 December 2006 for a special meeting of its stockholders ("**Special Meeting**") to consider and vote on the following proposals ("**Proposals**"):

(i) the proposed Offer and the acquisition by the Offeror of at least a majority and up to all outstanding CCHL Shares ("**CCHL Acquisition**");

(ii) amending the Offeror's charter at the time of the CCHL Acquisition to increase the number of authorised shares of GWAC Common Stock to 100,000,000; and

(iii) changing the Offeror's corporate name to "ChinaCast Education Corporation".

Notwithstanding that not all the Pre-Conditions have been fulfilled as at the date of this Announcement, the Offeror wishes to waive the Pre-Conditions and announce its firm intention to make the Offer on terms and conditions described in this Announcement subject to the Offer Document.

3. THE OFFER

3.1 Subject to the terms and conditions to be set out in the Offer Document, the Offer will be on the following basis:

For each Offer Share:	**EITHER 0.046970408 new GWAC Common Stock ("Stock Consideration");**
	OR
	S$0.28 in cash ("Cash Consideration")

and so on in proportion for any other number of Offer Shares. Fractions of a new GWAC Common Stock will not be issued to any holder of Offer Shares who accepts the Offer and elects the Stock Consideration and fractional entitlements will be disregarded.

A shareholder of CCHL ("CCHL Shareholder") who accepts the Offer shall have in relation to each Offer Share the right to elect to receive either the Stock Consideration or the Cash Consideration but not both.

By way of illustration, a CCHL Shareholder who accepts the Offer and elects to receive the Stock Consideration will receive, for every 1,000 Offer Shares tendered in acceptance of the Offer, 46 new GWAC Common Stock and a CCHL Shareholder who accepts the Offer and elects to receive the Cash Consideration will receive, for every 1,000 Offer Shares tendered in acceptance of the Offer, S$280.00 in cash.

3.2 The Offer Shares are to be acquired (a) fully-paid, (b) free from all liens, charges, pledges and other encumbrances, and (c) together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and thereafter attaching thereto (including the right to all dividends and other distributions (if any) declared, made or paid thereon by CCHL on or after the date of this Announcement).

3.3 The Offer will be extended, on the same terms and conditions, to:

(a) all the issued CCHL Shares owned, controlled or agreed to be acquired by parties acting in concert with the Offeror in connection with the Offer; and

(b) all new CCHL Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the Offer of any options to subscribe for CCHL Shares ("**Options**") under the Pre-IPO Option Scheme and the Post-IPO Option Scheme (collectively, the "**Option Schemes**").

For the purpose of the Offer, the expression "**Offer Shares**" shall include all such CCHL Shares.

3.4 Assuming full acceptances of the Offer and full election of the Stock Consideration and no outstanding redeemable common stock purchase warrants issued by GWAC ("**GWAC Warrants**") are exercised, the Offeror will issue up to approximately 21.98 million new GWAC Common Stock, representing approximately 398.46 per cent. of the existing issued share capital of 5,515,975 GWAC Common Stock or approximately 79.94 per cent. of the enlarged issued share capital of the Offeror of approximately 27.49 million GWAC Common Stock.

A registration statement has been filed with the SEC for certain of the new GWAC Common Stock to be issued pursuant to the Offer. A copy of the registration statement and the final prospectus contained therein, each dated 5 December 2006 is available on the SEC website at www.sec.gov.

The new GWAC Common Stock will, on issue, be credited as fully paid-up and shall rank pari passu in all respects with the then existing GWAC Common Stock. The Offeror is currently listed on the NASDAQ OTC Bulletin Board and as required by the Undertakings (as hereinafter defined), will also apply to be listed on NASDAQ National Market as soon as possible after completion of the Offer.

4. CONDITIONS

The Offer will be conditional upon:

Condition 1: Minimum Acceptance Condition

The Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the CCHL Shares owned, controlled or agreed to be acquired by the Offeror or parties acting in concert with it (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and parties acting in concert with it holding such number of CCHL Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of CCHL as at the close of the Offer (including any voting rights attributable to CCHL Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer).

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which will result in the Offeror and parties acting in concert with it holding such number of CCHL Shares carrying more than 50 per cent. of the maximum potential issued share capital of CCHL. For this purpose, the "**maximum potential issued share capital of CCHL**" means the total number of CCHL Shares which would be in issue had all the Options been validly exercised as at the date of such declaration.

Condition 2: GWAC Stockholders Approval

The receipt of the approval of the stockholders of GWAC at a special meeting (or any adjournment thereof) for all the Proposals (including without limitation the CCHL Acquisition) by 31 December 2006.

5. OPTIONS

As at the date of this Announcement, based on the latest information available to the Offeror, there are no outstanding Options granted under the Option Schemes.

6. BENCHMARKING THE OFFER

The information below relating to certain financial aspects of the Offer has been based on data extracted from publicly available sources.

6.1 The Cash Consideration is S$0.28 for each Offer Share while the Stock Consideration, based on the Offeror's closing stock price of US$6.50 and an exchange rate of US$1.00 : S$1.5402 on 6 December 2006, values each of the Offer Share at approximately S$0.4697. These represent the following premium / (discount) over / (to) the market prices of CCHL Shares:

	Share Price (S$)	Premium / (discount) implied by Stock Consideration	Premium / (discount) implied by Cash Consideration
Last transacted price of S$0.255 per CCHL Share on 13 September 2005, being the latest trading day prior to the Pre-Conditional Offer Announcement	0.2550	84.41%	9.80%
Volume Weighted Average Price ("**VWAP**") of CCHL Shares over the last one month prior to but including 13 September 2005, being the latest trading day prior to the Pre-Conditional Offer Announcement	0.2484	89.31%	12.73%
VWAP of CCHL Shares over the last six months prior to but including 13 September 2005, being the latest trading day prior to the Pre-Conditional Offer Announcement	0.2390	96.75%	17.13%
Last transacted price per CCHL Share on 7 December 2006, being the latest trading day prior to the date of this Announcement	0.4500	4.50%	(37.78%)

6.2 The unaudited consolidated net tangible assets ("**NTA**") of CCHL and its subsidiaries ("**CCHL Group**") as at 30 September 2006 amounts to approximately S$109.74 million or S$0.2484 per CCHL Share. The Cash Consideration and Stock Consideration represent a premium of 12.73 per cent. and 89.32 per cent. over NTA per CCHL Share, respectively.

6.3 The earnings per share ("**EPS**") of the CCHL Group for the year ended 31 December 2005 was approximately S$0.0195 per CCHL Share. The Cash Consideration and Stock Consideration represent a multiple of 14.35 times and 24.10 times the EPS of the CCHL Group for the year ended 31 December 2005, respectively.

7. IRREVOCABLE UNDERTAKINGS

As announced by DBS Bank, for and on behalf of the Offeror, on 13 July 2006, the undertakings given by each of the covenantors as at the date of the Pre-Conditional Offer Announcement has expired on 13 July 2006.

In this regard, the Offeror has since procured certain replacement irrevocable undertakings and additional irrevocable undertakings (each, an "**Undertaking**") to the Offeror, *inter alia*:

(a) to accept the Offer in respect of the number of CCHL Shares held by it as set out in the table below, not later than 5.00 pm (Singapore time) on the date falling seven business days after the date of despatch of the Offer Document;

(b) to elect to receive the Stock Consideration in connection thereto;

(c) not to sell, transfer, assign or otherwise dispose of any part of the Stock Consideration received by it pursuant to the acceptance of the Offer in a manner that would violate SEC rules and regulations;

(d) except as otherwise permitted by the Undertaking, not to transfer or dispose of or create an encumbrance on any of their CCHL Shares from the date of the relevant Undertaking (the "**Commencement Date**") until the earliest of the date that the Offer lapses unconsummated or the Offeror withdraws the Offer (the "**Expiration Time**");

(e) not to breach their obligations under the Undertaking;

(f) except with the Offeror's prior written consent, during the period from the Commencement Date and ending at the Expiration Time, not to directly or indirectly solicit, encourage (including without limitation, by way of providing information concerning CCHL and/or any of its subsidiaries to any person), vote in favor of, initiate or participate in any tender (including without limitation accepting any tender offer), negotiations, discussions or resolutions with respect to any expression of interest, offer or proposal by any person other than the Offeror to acquire an interest in all or a substantial part of the business, operations or undertakings of the CCHL Group or in five percent or more of the issued share capital of CCHL, acquire control of CCHL or otherwise acquire or merge with CCHL (including by way of scheme of arrangement, capital restructuring, tender offer, joint venture or dual listed company structure); and

(g) notwithstanding any rights of withdrawal under the Code, not to withdraw any of its CCHL Shares tendered, unless the Offer lapses or is withdrawn by the Offeror.

As at the date of this Announcement, the Offeror has received the following Undertakings from the following covenantors ("**Covenantors**"):

S/No.	**Name**	**Number of CCHL Shares**	**As a percentage of the maximum potential issued share capital of CCHL**[1]
1.	Super Dynamic Consultancy Limited	67,326,820	14.39%
2.	Chan Tze Ngon Ron	43,797,220	9.36%
3.	Technology Venture Investments Limited[2]	33,037,221	7.06%
4.	Intel Pacific, Inc.	22,222,918	4.75%
5.	Wang Yu Huei	14,263,000	3.05%
6.	Asia Capitol Technology Partners Limited	12,026,155	2.57%

[1] The total numbers of issued CCHL Shares as at the date of this Announcement is 441,816,501. Based on the latest information available to the Offeror, all the Options granted under the Pre-IPO Option Scheme have been exercised. Accordingly, the figures in this Announcement are based on the maximum potential issued number of CCHL of 467,926,501 CCHL Shares.

[2] As announced on 13 July 2006, pursuant to the Undertaking of Technology Venture Investments Limited ("TVIL"), TVIL is permitted to transfer, and has since transferred, 33,037,220 of the 66,074,441 CCHL Shares held by it to Chan Tze Ngon. Chan Tze Ngon has undertaken to the Offeror that he shall, *inter alia*, observe and discharge all the terms and conditions of the Undertaking in all respects as if he is TVIL.

S/No.	Name	Number of CCHL Shares	As a percentage of the maximum potential issued share capital of CCHL[1]
7.	Chow Siu Lam	7,000,000	1.50%
8.	Jim Ma Jim Lok	7,000,000	1.50%
9.	Yang Yong Shi[3]	7,214,286	1.54%
10.	Wu Cai Yu[3]	6,695,077	1.43%
11.	GC&C Holdings Limited	4,679,468	1.00%
12.	Sergio Ventures Limited	4,031,510	0.86%
13.	Wu Yao[3]	3,182,183	0.68%
14.	Isthoch Assets Limited	3,015,755	0.64%
15.	Zhang Jin Hua	2,830,341	0.60%
16.	Michael J. Santos	1,750,000	0.37%
17.	Time Global International Limited	1,749,107	0.37%
18.	Kenbell Management Limited	1,723,287	0.37%
19.	Liao Zhen	1,700,000	0.36%
20.	Bostwicken Consultancy Limited	1,507,878	0.32%
21.	Leung Kin Fo	1,400,000	0.30%
22.	Yin Jian Ping	1,000,000	0.21%
23.	Stanley Chan Chi Kwong	1,000,000	0.21%
24.	Kevin Poon To Leung	700,000	0.15%
25.	Tam Yuk Ching Jenny	650,000	0.14%
26.	Wang Chao Yong	350,000	0.07%
27.	Tang Chi Tang	300,000	0.06%
	Total	**252,152,226**	**53.89%**

All Undertakings shall lapse if for whatever reason:

(a) the Offer is withdrawn, or lapses, or fails to become or be declared to be unconditional for any reason;

[3] As announced on 13 July 2006, pursuant to the Undertakings of Panwell Investments Limited (**"Panwell"**), Panwell is permitted to transfer, and has since transferred, the 5,276,358 CCHL Shares held by it to Wu Cai Yu, Yang Yong Shi and Wu Yao in the proportion of 1,418,719 CCHL Shares, 2,292,794 CCHL Shares and 1,564,845 CCHL Shares respectively. Each of Wu Cai Yu, Yang Yong Shi and Wu Yao has undertaken to the Offeror that he shall, *inter alia*, observe and discharge all the terms and conditions of the relevant Undertaking in all respects as if he is Panwell.

(b) any of the Covenantors is released from any of the obligations under the relevant Undertaking; or

(c) the Offeror is delisted from the NASDAQ OTC Bulletin Board,

provided that this shall not prejudice any accrued rights between the parties prior to the lapsing of the relevant Undertaking. In addition, unless the Undertakings shall have earlier lapsed, they shall terminate and be of no further effect on the date falling 10 months from the date of the relevant Undertaking.

Save as disclosed in this Announcement, neither the Offeror nor any party acting in concert with it has received any irrevocable undertaking from any other party to accept or reject the Offer.

It was the position of the SEC that the Offeror is not permitted to offer registered shares of GWAC Common Stock in the Offer to any CCHL Shareholder who was presented with the opportunity to sign an Undertaking. As at the date of this Announcement, the Covenantors had agreed to receive, pursuant to their acceptance of the Offer, GWAC Common Stocks that are not registered under the United States Securities Act of 1933, as amended.

8. INFORMATION ON THE OFFEROR

The Offeror is a "blank check" Delaware corporation formed on 20 August 2003 to identify and acquire an operating business having primary operations in the PRC. On 23 March 2004, the Offeror consummated an initial public offering ("**IPO**") of equity securities from which approximately US$23,161,000 of net proceeds was placed in the IPO trust account. The monies in the IPO trust account will be released either upon the consummation of a business combination or upon the Offeror's liquidation. The Offeror must liquidate unless it has consummated a business combination by 31 December 2006.

The Offeror's GWAC Common Stock, GWAC Warrants and units comprising one share of GWAC Common Stock and two GWAC Warrants are quoted on the NASDAQ OTC Bulletin Board (OTCBB) under the symbols GWAQ, GWAQW and GWAQU. In the event the Offeror receives valid acceptances which results in the Offeror and parties acting in concert with it holding more than 50 per cent. of the maximum potential issued share capital of CCHL, the Offeror intends to apply for the listing of the above-said securities on the NASDAQ National Market.

Mr. Kin Shing Li, the chairman of the board of directors and chief executive officer of the Offeror, is also the Offeror's sole director and executive officer.

9. INFORMATION ON CCHL

CCHL was incorporated in Bermuda on 20 November 2003. It is a provider of solutions primarily based on broadband satellite service. Its solutions are tailored to meet the different needs of customers in specific market segments, such as the education, government and enterprise markets. It provides technical services to ChinaCast Li Xiang Co Ltd which is licensed to provide value added satellite broadband services in China.

CCHL was listed on the Main Board of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") on 14 May 2004.

10. RATIONALE FOR THE OFFER

The Offeror was organised to acquire a PRC-based operating business having significant growth potential.

CCHL is one of the leading providers of e-learning services to K-12 schools, universities, government agencies and corporate enterprises in the PRC and has been listed on the Main Board of the SGX-ST since May 2004. The Offeror believes that a business combination with CCHL will provide its stockholders with an opportunity to invest in a company with significant growth potential.

The proposed acquisition by the Offeror of CCHL via the Offer is intended to be a qualifying "business combination" under the Offeror's amended and restated certificate of incorporation, or charter.

The Offer also presents an opportunity for CCHL Shareholders to either realise their investment in the CCHL Shares in cash or convert their investment as soon as practicable to listed new GWAC Common Stock. Accordingly, this will enable CCHL Shareholders to dispose, trade or otherwise deal with their investment on the stock market in accordance with SEC rules and regulations.

11. DELISTING AND COMPULSORY ACQUISITION

11.1 Trading Suspension and Listing Status

Under the provisions of the listing manual of the SGX-ST, upon the announcement by the Offeror that valid acceptances have been received that bring the CCHL Shares owned by it and parties acting in concert with it to more than 90 per cent. of the issued share capital of CCHL, the SGX-ST may suspend the listing of the CCHL Shares in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the CCHL Shares are held by at least 500 CCHL Shareholders who are members of the public (**"Free Float"**).

Rule 725 states that the SGX-ST may allow the Company a period of three months, or such longer period as the SGX-ST may agree, for the Free Float to be raised to at least 10 per cent., failing which the Company may be de-listed.

It is the intention of the Offeror to make CCHL its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing status of CCHL. Accordingly, the Offeror does not intend to take steps for any trading suspension of the CCHL Shares by the SGX-ST to be lifted in the event that the Free Float is less than 10 per cent.

11.2 Compulsory Acquisition

Pursuant to Section 102(1) of the Bermuda Act, if the Offer has been accepted by the holders (excluding the Offeror, its subsidiaries and their respective nominees) of not less than nine-tenths in value of the CCHL Shares, the Offeror may compulsorily acquire all the remaining CCHL Shares of the dissenting CCHL Shareholders unless, on an application made by a CCHL Shareholder who did not accept the Offer, the Supreme Court of Bermuda orders otherwise. Section 102(1) of the Bermuda Act is substantially similar to Section 215(1) of the Companies Act (Chapter 50 of Singapore) which sets out the Singapore position on compulsory acquisition.

Under Section 103(1) of the Bermuda Act, the Offeror and parties acting in concert with it may compulsorily acquire all the CCHL Shares of the dissenting CCHL Shareholders if they have

received acceptances in respect of such number of CCHL Shares which, when taken together with the CCHL Shares owned, controlled or agreed to be acquired by the Offeror and the parties acting in concert with it, will result in the Offeror and the parties acting in concert with it holding 95 per cent. of the CCHL Shares. Section 103(1) of the Bermuda Act has no equivalent in Singapore.

As mentioned in paragraph 11.1, it is not the intention of the Offeror to preserve the listing status of CCHL and the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

12. DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

As at the date of this Announcement, save for the Undertakings, the Offeror and parties acting in concert with it do not own, control and has not agreed to acquire any CCHL Shares or securities which carry voting rights in CCHL or are convertible into CCHL Shares or securities which carry voting rights in CCHL, or rights to subscribe for or options in respect of CCHL Shares or such securities and has not dealt for value in any CCHL Shares during the period commencing three months prior to the date of the Pre-Conditional Offer Announcement and up to the date of this Announcement.

13. OVERSEAS SHAREHOLDERS

This Announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this Announcement in any jurisdiction in contravention of applicable law. The Offer will be made solely by the Offer Document and the forms of acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this Announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this Announcement and any formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where the making of or the acceptance of the Offer would violate the law of that jurisdiction ("**Restricted Jurisdiction**") and will not be capable of acceptance by any such use, instrumentality or facility within any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

The Offer (unless otherwise determined by the Offeror and permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction, including, without limitation, the United States of America and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities.

The ability of CCHL Shareholders who are not resident in Singapore to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Persons who

are not resident in Singapore should inform themselves of, and observe, any applicable requirements.

14. CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank, as financial adviser to the Offeror, confirms that, taking into account the Undertakings to, *inter alia*, accept the Offer and elect the Stock Consideration, sufficient financial resources are available to the Offeror to satisfy the aggregate cash consideration of the Offer.

15. OFFER DOCUMENT

The Offer Document containing the terms and conditions of the Offer, and enclosing the appropriate form(s) of acceptance of the Offer, will be despatched to the CCHL Shareholders not earlier than 14 days and not later than 21 days from the date of this Announcement, if any.

CCHL Shareholders are advised to exercise caution when dealing in the CCHL Shares.

16. RESPONSIBILITY STATEMENT

The sole director of the Offeror has taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement.

Where any information has been extracted from published or otherwise publicly available sources or obtained from CCHL, the sole responsibility of the sole director of the Offeror has been to ensure that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

The sole director of the Offeror accepts responsibility accordingly.

Issued by
DBS BANK LTD

For and on behalf of
GREAT WALL ACQUISITION CORPORATION
(TO BE RENAMED AS CHINACAST EDUCATION CORPORATION)
7 December 2006

Forward-Looking Statements

All statements other than statements of historical facts included in this Announcement are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect the Offeror's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. CCHL Shareholders and investors should not place undue reliance on such forward-looking statements, and neither the Offeror nor DBS Bank undertakes any obligation to update publicly or revise any forward-looking statements.

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SEC MAIL RECEIVED PROCESSING SECTION
DEC 1 9 2006
210

Request for Lifting of Trading Halt
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	08-Dec-2006 15:22:55
Announcement No.	00034

>> Announcement Details
The details of the announcement start here ...

Date of Lifting of Trading Halt *	08-12-2006
Time of Lifting of Trading Halt *	1630 hours

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Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	07-Dec-2006 19:14:11
Announcement No.	00105

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The details of the announcement start here ...

Date of Trading Halt *	08-12-2006
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending an announcement to be made.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	27-Nov-2006 12:41:27
Announcement No.	00019

>> Announcement Details

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Announcement Title *	CHINACAST ANNOUNCED FINANCIAL INFORMATION UNDER IFRS ON THE FIRST THREE QUARTERS OF THE FINANCIAL YEAR 2006 RECONCILED TO ACCOUNTS PREPARED UNDER US GAAP
Description	Please refer to the attached.
Attachments:	ChinaCast_FY20061QTo3QUSGAAPResultsReconciliation.pdf Total size = **35K** (2048K size limit recommended)

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/COMMUNICATION HOLDINGS LIMITED

CHIN/ ,T ANNOUNCED FINANCIAL INFORMATION UNDER IFRS ON THE FIRST THREE ..RS OF THE FINANCIAL YEAR 2006 RECONCILED TO ACCOUNTS PREPARED UNDER CAP

,ie Board of Directors of ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the Company has prepared accounts for the first three quarters of the financial year 2006 ("FY2006") under US generally accepted accounting principles ("US GAAP") as additional information and such financial information will be made available on the Company's website at www.chinacastcomm.com immediately after this announcement.

The financial information in our previous announcements has remained unchanged. The differences between IFRS and the US GAAP accounts for the financial years 2003 to 2005 had been announced previously. The differences for the first three quarters of FY2006 and the profit and loss accounts of the first three quarters of the financial year 2005 are as follows:

(I) For the Profit and Loss Accounts

	Note	9 months ended 30 September 2006 RMB'000	9 months ended 30 September 2005 RMB'000
Profit attributable to equity holders of the parent as reported in announcement		35,523	32,873
Add:			
Deferred tax adjustment	1	569	-
Difference in treatment for accounting for minority interests of a newly acquired subsidiary under US GAAP	2	(2,926)	-
Reversal of depreciation of re-evaluated fixed assets for acquired subsidiary under purchase method	3	461	461
Exchange difference upon consolidation of CCLX	4	(65)	-
	*	(1,961)	461
Income attributable to holders of ordinary shares as per financial statements prepared under US GAAP		33,562	33,334

* The difference between profit after tax between accounts prepared under US GAAP and IFRS is not significant for FY2006 1-3Q and FY2005 1-3Q.

(ii) For the Balance Sheet

	Note	30 September 2006 RMB'000
Equity attributable to equity holder of parent as reported in announcement		**605,986**
Add:		
Consolidation of CCLX under the rule FIN46	5	(405)
Reversal of amortization of Goodwill under purchase method prior to FY2005		97
Difference in accounting treatment for minority interests of a newly acquired subsidiary company under US GAAP	2	(3,931)
Reversal of depreciation of re-evaluated fixed asset under purchase method of acquired subsidiary	3	1,077
	**	**(3,162)**
Equity attributable to equity holder of parent as per financial statements prepared under US GAAP		**602,284**

** The differences in equity between accounts prepared under US GAAP and IFRS are not significant at the end of FY2006 1-3Q.

Notes:

1. There was a difference of RMB569K in deferred tax in the balance sheet at 31 December 2005. This was adjusted in FY2006 1-3Q to bring into line the accounts prepared under the two standards.
2. In FY2005, the Company acquired Beijing Tongfang Digital Education Technology Limited. The transaction has been accounted for as a purchase under IFRS. The difference under US GAAP is due to the treatment of minority interest.
3. In the US GAAP financial statements of the Company, the pre-IPO restructuring exercise is accounted for as a common control transaction instead of as a purchase under the IFRS financeial statements. Under the purchase method used in the IFRS financial statements, fixed assets were re-evaluated. The difference represents the additional depreciation charges of the re-evaluated fixed assets under IFRS.
4. The consolidation of CCLX explained in note 5 below has resulted in an exchange difference.
5. In IFRS financial statements, the results of CCLX are not consolidated as the Company has no legal control over CCLX. Under US GAAP, other criteria were considered and under the rule FIN46R, the Company has to consolidate the results of CCLX.

The Company is currently registered under the **LEVEL ONE AMERICAN DEPOSITARY RECEIPT PROGRAM ("ADR")** and has previously announced its intention to upgrade to Level Two of the program. The Company's ADRs are traded under the symbol CCHYY in the "Over-the-Counter" ("OTC") market on the New York Stock Exchange since the end of year 2004. The Bank of New York is the depositary bank for the ADR Program.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	27-Nov-2006 18:49:39
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	ADDITIONAL INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION, UNITED STATES OF AMERICA
Description	Please see attached.
Attachments:	ChinaCast_InfoRequiredBySEC.pdf Total size = **19K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

ADDITIONAL INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION, UNITED STATES OF AMERICA

Under the **LEVEL ONE AMERICAN DEPOSITARY RECEIPT PROGRAM,** ChinaCast Communication Holdings Limited (the "Company"), is required to file all its announcements made on the SGXNET with the Securities and Exchange Commission, United States of America ("SEC"). As the Company has received an unsolicited pre-conditional offer from Great Wall Acquisition Corporation ("GWAC") which is a company incorporated in the USA, and as GWAC has filed a registration statement on 12 May 2006, the following legend should have appeared in all the announcements made by the Company after that day including the announcement that was made earlier today entitled "ChinaCast Announced Financial Information Under IFRS For First Three Quarters Reconciled To Accounts Prepared Under US GAAP":

WHERE YOU CAN FIND MORE INFORMATION

In connection with the proposed acquisition of ChinaCast acquisition by Great Wall Acquisition Corporation ("Great Wall"), Great Wall has filed a registration statement on Form S-4 (Registration No. 333-134098) with the U.S. Securities and Exchange Commission ("SEC"). Investors are urged to carefully read the preliminary proxy statement/prospectus contained therein and the definitive proxy statement/prospectus which is expected to be distributed to stockholders, and any other relevant documents filed with the SEC, because they contain important information about Great Wall, ChinaCast and the proposed transaction, including detailed risk factors. The preliminary and definitive proxy statement/prospectus and other documents filed by Great Wall are available free of charge at the SEC's website, http://www.sec.gov, or by directing a request to Great Wall Acquisition Corporation, 660 Madison Avenue, 15th Floor, New York, New York, 10021, Attention: Richard Xue. ChinaCast is a public company listed on the on the Main Board of the Singapore Exchange Securities Trading Limited. Copies of filings made by ChinaCast with the Singapore Exchange are available on its web site, http://www.sgx.com.sg.

Great Wall, ChinaCast and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the Great Wall's Form S-4 registration statement.

Information contained in the preliminary proxy statement/prospectus included in the Great Wall's Form S-4 registration statement is not complete and may be changed, and neither that document nor this is an offer to sell or a solicitation of an offer to buy securities in any state or jurisdiction where the offer or sale is not permitted. Any solicitation of proxies will be made only by the proxy statement/prospectus that will be provided to Great Wall stockholders. Investors and security holders of Great Wall are urged to read the proxy material because it contains important information about Great Wall, ChinaCast and the proposed ChinaCast acquisition.

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	16-Nov-2006 17:22:08
Announcement No.	00041

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-11-2006
2.	Name of Substantial Shareholder *	FIR TREE VALUE MASTER FUND, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	15-11-2006
2.	The change in the percentage level	From 6.30 % To 7.18 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactios.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	27,817,000	0
As a percentage of issued share capital	6.30 %	0 %
No. of shares held after the change	31,703,000	0
As a percentage of issued share capital	7.18 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Request for Trading Halt

*** Asterisks denote mandatory information**

>> Explanatory Notes

A trading halt is usually carried out on an intra-day basis with a minimum duration of one hour. The maximum duration of a trading halt is three market days.

You must call Market Control before sending this announcement if you are requesting a Trading Halt during trading hours. If it is during the lunch break, you have to alert Market Control before 1.30 pm although the announcement can be released. If it is after office hours, you must alert Market Control before 8.30 am on the next market day although the announcement can be released.

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINCNCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	6532 5998

>> Announcement Details

The details of the announcement start here ...

Date of Trading Halt *	14-11-2006
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending an announcement to be made.

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	14-Nov-2006 11:27:36
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title * GREAT WALL ACQUISITION CORPORATION ANNOUNCES DATE FOR SPECIAL MEETING

Description

The Board of Directors of ChinaCast Communication Holdings Limited (the "Company" or "ChinaCast") wishes to announce that on 13 November 2006, Great Wall Acquisition Corporation made a press release, as enclosed, announcing date for its special meeting of stockholders to consider and vote on its previously-announced proposed acquisition of ChinaCast.

The directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the directors is to ensure that such information has been accurately extracted from those sources, or as the case may be, accurately reflected or reproduced in this announcement.

Attachments:

GWAC_PressRelease.pdf
Total size = **18K**
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GREAT WALL ACQUISITION CORP. ANNOUNCES DATE FOR SPECIAL MEETING

NEW YORK, NEW YORK, November 13, 2006 — Great Wall Acquisition Corp. (OTC Bulletin Board: GWAQ) announced today it has set November 30, 2006 for a special meeting of stockholders to consider and vote on its previously-announced proposed acquisition of ChinaCast Communication Holdings Limited. Stockholders of record as of November 16, the record date for the meeting, will be entitled to attend the special meeting and vote on the proposed acquisition and related proposals.

The date for the special meeting is subject to change, pending completion of U.S. Securities and Exchange Commission (SEC) review of the Company's proxy and registration materials for the proposed transaction. Great Wall will make at least ten days' prior public announcement of the definitive meeting date, including any change, as required by law. The meeting must be held no later than early December in order to permit Great Wall and ChinaCast to comply with Singapore securities law requirements for the transaction. If Great Wall's proxy and registration materials are not available for distribution to meet that timetable, the proposed acquisition will not be able to be completed. Great Wall currently believes that the timetable will be met. Proxy materials relating to the proposed acquisition will be sent to stockholders once finalized.

In connection with the proposed business combination, Great Wall has filed a preliminary proxy statement/prospectus with the SEC. Investors and security holders are advised to read the proxy statement/prospectus carefully because it contains important information. Investors and security holders may obtain such materials and other documents filed by Great Wall from the SEC's web site at www.sec.gov.

This press release is not a proxy statement or a solicitation of proxies from the holders of common stock of Great Wall and does not constitute an offer to sell or a solicitation of an offer to purchase any securities of Great Wall. Any solicitation of proxies will be made only by the proxy statement/prospectus that will be provided to Great Wall stockholders. Investors and security holders of Great Wall are urged to read the proxy material because it contains important information about Great Wall, ChinaCast and the proposed ChinaCast acquisition.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Great Wall, ChinaCast and the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Great Wall's and ChinaCast's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the number and percentage of Great Wall stockholders voting for, against or abstaining on the proposed acquisition and/or electing conversion in

accordance with Great Wall's charter; business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which ChinaCast is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of e-learning services and content; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes; and other relevant risks detailed in Great Wall's filings with the SEC. The information set forth herein should be read in light of such risks. Neither Great Wall nor ChinaCast assumes any obligation to update the information contained in this press release.

About Great Wall: Based in New York City, Great Wall was incorporated in August 2003 as a blank check company whose objective is to acquire an operating business having its primary operations in the People's Republic of China. Great Wall consummated its initial public offering in March 2004, receiving net proceeds of approximately US$23,986,000 on the sale of 4,515,975 units at US$6.00 per unit, including an over-allotment option. Each unit was comprised of one share of Great Wall common stock and two redeemable common stock purchase warrants having an exercise price of US$5.00. As of September 30, 2006, Great Wall holds approximately US$24,849,534 of those net proceeds including interest in a trust account maintained by an independent trustee which will be released upon the consummation of a qualifying business combination.

Questions and inquiries for further information may be directed to Mr. Richard Xue, Consultant to Great Wall, 660 Madison Avenue, New York, New York 10021; telephone (212) 753-0804.

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DEC 19 2006

Request for Lifting of Trading Halt
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	14-Nov-2006 11:32:32
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Date of Lifting of Trading Halt *	14-11-2006
Time of Lifting of Trading Halt *	1400 hours

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	14-Nov-2006 17:48:29
Announcement No.	00102

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2006

Attachments:

ChinaCast_3QFY2006ResultsAnnouncement.pdf
Total size = **268K**
(2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Quarter Ended 30 September 2006

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group 3Q ended 30/9/2006 RMB'000	Group 3Q ended 30/9/2005 RMB'000	% change +/(-)	Group 1-3Q ended 30/9/2006 RMB'000	Group 1-3Q ended 30/9/2005 RMB'000	% change +/(-)
Revenue	23,404	15,484	51.15	68,377	51,202	33.54
Cost of sales	(13,677)	(7,338)	86.39	(40,344)	(22,564)	78.80
Gross profit	9,727	8,146	19.41	28,033	28,638	(2.11)
Service fee (Note A)	13,803	12,068	14.38	37,304	34,109	9.37
Other operating income	3,584	1,451	147.00	6,160	4,235	45.45
Selling expenses	(846)	(524)	61.45	(2,189)	(1,836)	19.23
Administrative expenses	(9,767)	(8,822)	10.71	(26,092)	(25,178)	3.63
Finance costs	(4)	(5)	(20.00)	(14)	(14)	-
Profit before tax	16,497	12,314	33.97	43,202	39,954	8.13
Income tax expense	(2,760)	(1,715)	60.93	(8,315)	(7,081)	17.43
Profit for the period	13,737	10,599	29.61	34,887	32,873	6.13
Attributable to:						
Equity holders of the parent	13,480	10,599	27.18	35,523	32,873	8.06
Minority interests	257	-		(636)	-	
	13,737	10,599	29.61	34,887	32,873	6.13

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	3Q ended 30/9/2006 RMB'000	3Q ended 30/9/2005 RMB'000	% change +/(-)	1-3Q ended 30/9/2006 RMB'000	1-3Q ended 30/9/2005 RMB'000	% change +/(-)
Revenue	22,702	23,037	(1.45)	79,031	58,111	36.00
Cost of sales	(6,720)	(11,123)	(39.58)	(37,241)	(23,808)	56.42
Gross profit	15,982	11,914	34.14	41,790	34,303	21.83
Other operating income	1,600	2,603	(38.53)	4,779	5,987	(20.18)
Selling expenses	(347)	(492)	(29.47)	(1,091)	(1,381)	(21.00)
Administrative expenses	(2,695)	(1,880)	43.35	(7,146)	(4,599)	55.38
Income tax expense	(737)	(77)	857.14	(1,028)	(201)	411.44
Service fee to the Group	13,803	12,068	14.38	37,304	34,109	9.37

(B) The following table provides additional information about the combined income statements of the Group and the SOE, prepared for illustrative purpose and our discussion in item 8, assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 3Q ended 30/9/2006 RMB'000	Combined Group and SOE 3Q ended 30/9/2005 RMB'000	% change +/(-)	Combined Group and SOE 1-3Q ended 30/9/2006 RMB'000	Combined Group and SOE 1-3Q ended 30/9/2005 RMB'000	% change +/(-)
Revenue	46,106	38,521	19.69	147,408	109,313	34.85
Cost of sales	(18,855)	(15,864)	18.85	(72,912)	(40,443)	80.28
Gross profit	27,251	22,657	20.28	74,496	68,870	8.17
Other operating income	3,642	1,457	149.97	6,266	4,293	45.96
Selling expenses	(1,193)	(1,016)	17.42	(3,280)	(3,217)	1.96
Administrative expenses	(12,462)	(10,702)	16.45	(33,238)	(29,777)	11.62
Finance costs	(4)	(5)	(20.00)	(14)	(14)	-
Profit before tax	17,234	12,391	39.08	44,230	40,155	10.15
Income tax expense	(3,497)	(1,792)	95.15	(9,343)	(7,282)	28.30
Profit for the period	13,737	10,599	29.61	34,887	32,873	6.13
Attributable to:						
Equity holders of the parent	13,480	10,599	27.18	35,523	32,873	8.06
Minority interests	257	-		(636)	-	
	13,737	10,599	29.61	34,887	32,873	6.13

(C) The profit before income tax includes the following charges (credits):

	Group 3Q ended 30/9/2006 RMB'000	Group 3Q ended 30/9/2005 RMB'000	Group 1-3Q ended 30/9/2006 RMB'000	Group 1-3Q ended 30/9/2005 RMB'000
Depreciation of plant and equipment	709	941	2,108	2,560
Amortisation of intangible assets	1,341	-	4,008	-
Interest on borrowings	4	5	14	14
Foreign exchange adjustment loss	816	1,814	1,004	1,868
Share option expense	308	331	1,181	1,476
Other income including interest income	(3,584)	(1,451)	(6,160)	(4,235)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group As at 30/9/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 30/9/2006 RMB'000	Company As at 31/12/2005 RMB'000
<u>ASSETS</u>				
Current assets:				
Cash and bank balances	38,810	90,074	-	-
Term deposits	397,271	273,798	-	-
Trade receivables	25,696	19,139	-	-
Other receivables and prepayments	11,376	14,136	1,315	5,152
Amount due from related parties	-	480	-	-
Total current assets	473,153	397,627	1,315	5,152
Non-current assets:				
Interests in subsidiary	-	-	448,662	460,727
Amount due from related parties	180,573	217,887	-	-
Plant and equipment	7,049	8,953	-	-
Deposit for acquisition	10,000	-	-	-
Deferred tax assets	215	1,379	-	-
Intangible assets	15,370	19,378	-	-
Goodwill	15,291	15,291	-	-
Total non-current assets	228,498	262,888	448,662	460,727
Total assets	701,651	660,515	449,977	465,879
<u>LIABILITIES AND EQUITY</u>				
Current liabilities:				
Trade payables	4,877	2,816	-	-
Other payables	38,629	41,539	1,886	5,105
Income tax payable	35,455	28,119	-	-
Amount due to related parties	274	138	-	-
Current portion of finance lease	148	152	-	-
Total current liabilities	79,383	72,764	1,886	5,105

	Group As at 30/9/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 30/9/2006 RMB'000	Company As at 31/12/2005 RMB'000
Non-current liability:				
Finance lease	74	190	-	-
Total non-current liability	74	190	-	-
Capital and reserves:				
Issued capital	292,235	292,235	292,235	292,235
Share premium	166,572	166,572	166,572	166,572
Capital reserve	3,099	1,919	3,099	1,919
Exchange translation reserve	(3,083)	(1,649)	(19,604)	(4,492)
Legal reserve	10,143	6,102	-	-
Accumulated profits	137,020	105,538	5,789	4,540
Equity attributable to equity holders of the parent	605,986	570,717	448,091	460,774
Minority interests	16,208	16,844	-	-
Total equity	622,194	587,561	448,091	460,774
Total liabilities and equity	701,651	660,515	449,977	465,879

1(b)(ii) **Aggregate amount of group's borrowings and debt securities.**

Amount repayable in one year or less, or on demand

As at 30 September 2006		As at 31 December 2005	
Secured RMB'000	Unsecured RMB'000	Secured RMB'000	Unsecured RMB'000
148	-	152	-

Amount repayable after one year

As at 30 September 2006		As at 31 December 2005	
Secured RMB'000	Unsecured RMB'000	Secured RMB'000	Unsecured RMB'000
74	-	190	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 30 September 2006, the current portion and non-current portion of the finance lease amounted to approximately RMB148,000 and RMB74,000 (2005: RMB152,000 and RMB190,000)respectively.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group 3Q ended 30/9/2006 RMB'000	Group 3Q ended 30/9/2005 RMB'000
Operating activities		
Profit before income tax	16,497	12,314
Adjustments for:		
Depreciation expense	709	941
Interest income	(3,584)	(1,136)
Interest expense	4	5
Amortisation of intangible assets	1,341	-
Share option expense	308	331
Operating cash flows before movements in working capital	15,275	12,455
Trade receivables	(2,138)	(4,902)
Other receivables and prepayments	(1,062)	(8,717)
Trade payables	(234)	(2,020)
Other payables	1,112	2,643
Amount due from related parties	368	-
Amount due to related parties	274	-
Cash generated from (used in) operations	13,595	(541)
Interest paid	(4)	(5)
Interest received	3,584	1,136
Income tax paid	-	(478)
Net cash from operating activities	17,175	112
Investing activities:		
Amount due from related parties	11,162	(15,900)
Purchase of plant and equipment	(196)	(4)
Term deposits	(13,392)	5,211
Net cash used in investing activities	(2,426)	(10,693)
Financing activities		
Finance lease	(37)	(37)
Net cash used in financing activities	(37)	(37)
Net increase (decrease) in cash and bank balances	14,712	(10,618)
Cash and bank balances at beginning of period	24,834	56,167
Effect of foreign exchange rate changes	(736)	(1,549)
Cash and bank balances at end of period	38,810	44,000

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Attributable to equity holders of the parent							Minority Interests	Total
	Issued capital	Share premium	Capital reserve	Exchange translation reserve	Legal reserve	Accumulated profits	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance at 30 June 2005	292,235	166,572	40,291	(20)	4,204	46,776	550,058	-	550,058
Net profit for the 3 months ended 30 September 2005	-	-	-	-	-	10,599	10,599	-	10,599
Share option expense Recognized	-	-	331	-	-	-	331	-	331
Transfer to legal reserve	-	-	-	-	780	(780)	-	-	-
Translation adjustment	-	-	-	(1,571)	-	-	(1,571)	-	(1,571)
Balance at 30 September 2005	292,235	166,572	40,622	(1,591)	4,984	56,595	559,417	-	559,417
Group									
Balance at 30 June 2006	292,235	166,572	2,791	(2,488)	9,041	124,642	592,793	15,951	608,744
Net profit for the 3 months ended 30 September 2006	-	-	-	-	-	13,480	13,480	257	13,737
Share option expense Recognized	-	-	308	-	-	-	308	-	308
Transfer to legal reserve	-	-	-	-	1,102	(1,102)	-	-	-
Translation adjustment	-	-	-	(595)	-	-	(595)	-	(595)
Balance at 30 September 2006	292,235	166,572	3,099	(3,083)	10,143	137,020	605,986	16,208	622,194
Company									
Balance at 30 June 2005	292,235	166,572	1,145	-	-	(4,176)	455,776	-	455,776
Share option expense Recognized	-	-	331	-	-	-	331	-	331
Net profit for the 3 months ended 30 September 2005	-	-	-	-	-	9,031	9,031	-	9,031
Translation adjustment	-	-	-	(2,272)	-	-	(2,272)	-	(2,272)
Balance at 30 September 2005	292,235	166,572	1,476	(2,272)	-	4,855	462,866	-	462,866
Company									
Balance at 30 June 2006	292,235	166,572	2,791	(6,455)	-	5,371	460,514	-	460,514
Share option expense Recognized	-	-	308	-	-	-	308	-	308
Net profit for the 3 months ended 30 September 2006	-	-	-	-	-	418	418	-	418
Translation adjustment	-	-	-	(13,149)	-	-	(13,149)	-	(13,149)
Balance at 30 September 2006	292,235	166,572	3,099	(19,604)	-	5,789	448,091	-	448,091

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 30 September 2006.

Share Options:

As at 30 September 2006, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2005 : 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

Auditors have conducted a review on certain financial information in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. Please refer to the letter issued by our auditors on the scope of review.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Please refer to the letter issued by our auditors on the scope of review.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

There were no changes in the accounting policies and methods of computation.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group 3QFY2006	**Group 3QFY2005**
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	3.05	2.40
(ii) On a fully diluted basis**	2.92	2.30

*The calculation of earnings per share for the actual results for the 3 months ended 30 September 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the 3 months ended 30 September 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average

number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.

	Group As at 30/9/2006	Group As at 31/12/2005	Company As at 30/9/2006	Company As at 31/12/2005
Net asset value per share in RMB	1.37	1.29	1.01	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 30 September 2006 and 31 December 2005 and (2) the share capital of 441,816,501 shares as at 30 September 2006 (31 December 2005: 441,816,501 shares).

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE ("Combined Group") provides a more meaningful review of the financial performance of the whole Group, the following discussion of our performance also includes the results of the Combined Group (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the revenue of the Combined Group is shown below.

	3QFY2006 RMB'000	3QFY2005 RMB'000
Revenue of the Group		
University Distance Learning Solutions	3,967	-
K-12 and content delivery	19,437	15,484
Sub-total	23,404	15,484
Revenue of the SOE		
University Distance Learning Solutions	18,503	17,776
IT/Management Training Courses and Solutions	3,431	2,087
K-12 Distance Learning and Educational Content Solutions	685	(926)
Enterprise Networking Products and Services	83	4,100
Sub-total	22,702	23,037
Sum of the Combined Group's revenue	46,106	38,521

Revenue of the Combined Group for 3QFY2006 amounted to RMB46.1 million representing an increase of 19.7% compared to 3QFY2005.

Compared to 3QFY2005, revenue of the Group increased by 51.1% from RMB15.5 million to RMB23.4

million. The revenue from the K-12 and content delivery business increased by 25.5% from RMB15.5 million in 3QFY2005 to RMB19.4 million in 3QFY2006 as a result of increase in equipment sales. After consolidation of the result of Tongfang Education in 4QFY2005 and with the Group's sales to universities, the Group showed a revenue from the University Distance Learning Solutions of RMB4.0 million in 3QFY2006.

The SOE recorded a slight decrease in its revenue from RMB23.0 million in 3QFY2005 to RMB22.7 million in 3QFY2006, which was mainly attributable to the decrease in equipment sales to Enterprise customers, which are project-based. Revenue from the University Distance Learning Solutions business increased from RMB17.8 million in 3QFY2005 to RMB18.5 million in 3QFY2006 mainly due to the increase in student enrolment. Together with the students on the Tongfang Education platform, total students enrolled for distance learning increased by 32.0% from approximately 97,000 as at the end of 3QFY2005 to approximately 128,000 as at the end of 3QFY2006. Revenue from the IT/Management Training Courses and Solutions business increased by 64.4% from RMB2.1 million in 3QFY2005 to RMB3.4 million in 3QFY2006. Revenue from the K-12 Distance Learning and Education Content Solutions business amounted to RMB 685,000 for 3QFY2006 as compared to a negative RMB0.9 million for 3QFY2005, which was due to a reclassification of previous period's revenue of RMB1 million to other income. Revenue from the Enterprise Networking Products and Services business decreased significantly from RMB4.1 million in 3QFY2005 to RMB83,000 in 3QFY2006, as a result of reduction in equipment sales which are project-based.

Cost of sales of the Group increased by 86.4% from RMB7.3 million in 3QFY2005 to RMB13.7 million in 3QFY2006. Gross profit margin decreased by approximately 11.0 percentage points, from 52.6% in 3QFY2005 to 41.6% in 3QFY2006. The drop in gross profit margin was due to the equipment sales in 3QFY2006. After the acquisition of Tongfang Education in FY2005 and the recognition of intangible assets associated with it, there was an intangible amortization expense amounting to RMB1.3 million in 3QFY2006. Payroll and related cost associated with the generation of certain revenues amounting to RMB1.3 million was recorded in the cost of sales of the Group in 3QFY2006. The cost of sales of the Combined Group increased by 18.9% from RMB15.9 million in 3QFY2005 to RMB18.9 million in 3QFY2006. This increase was mainly due to the acquisition of Tongfang Education, which increased both the revenue and the cost of sales.

The Group received a service fee of RMB13.8 million in 3QFY2006 as compared to a service fee of RMB12.1 million in 3QFY2005 as a result of the increase in the service revenue in SOE. The increase in other income from RMB1.5 million in 3QFY2005 to RMB3.6 million in 3QFY2006 was mainly due to the increase in interest income as a result of the increase in the amount of term deposit and the increase in interest rate.

The Group's selling expenses increased from RMB524,000 in 3QFY2005 to RMB846,000 in 3QFY2006, as there were more marketing activities in the current quarter as compared to 3QFY2005.

The Group's administrative expenses increased by 10.7% from RMB8.8 million in 3QFY2005 to RMB9.8 million in 3QFY2006. The increase was due to the professional and related expenses. The above-mentioned selling expenses and administrative expenses for 3QFY2005 include reclassification from other expenses amounting to RMB331k which was related to share option expense to conform with current period presentation.

Finance costs dropped from RMB5,000 in 3QFY2006 to RMB4,000 in 3QFY2006.

Overall, profit before income tax has increased from RMB12.3 million in 3QFY2005 to RMB16.5 million in 3QFY2006, representing an increase of 34.0%. The income tax expense has increased from RMB1.7 million in 3QFY2005 to RMB2.8 million in 3QFY2006. Net profit increased considerably from RMB10.6 million in 3QFY2005 to RMB13.7 million in 3QFY2006, representing an increase of 29.6%, mainly because of the increase in service fee income and interest income.

Financial Position

Cash and bank balances, including term deposits, increased from RMB363.9 million as at 31 December 2005 to RMB436.1 million as at 30 September 2006 mainly as a result of the SOE paying the service fee to the Group. Trade receivables increased by 34.3% from RMB19.1 million as at 31 December 2005 to RMB25.7 million as at 30 September 2006. Prepayments and other receivables and deposit for acquisition increased from RMB14.1 million as at 31 December 2005 to RMB21.4 million as at 30 September 2006. The increase was due to the payment of a deposit in accordance with the signing of a MOU for the acquisition of Modern English. As at 30 September 2006, the Goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 30 September 2006 totalled RMB575.3 million (31 December 2005: RMB536.0 million). This represented an increase of 7.3% from the net tangible assets as at 31 December 2005.

Financial support to SOE

In 3QFY2006, the Group received further payment from SOE, which reduced the amount due from SOE from RMB217.9 million as at 31 December 2005 to RMB180.6 million as at 30 September 2006.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

Not applicable.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

With the continued growth of the education business in China, ChinaCast is fully focused on becoming a significant player in this sector. This entails shifting its focus from an education enabler to an education provider including the provision of vocational courses.

The Group is actively pursuing additional university partners as well as having our own contents. In addition to the signing up of Tongji University in 2005, the Group aims to sign up more university partners. The Group has also signed a non-binding MOU to acquire a stake in Modern English, an English training group in China. Consequently, their business is being restructured in anticipation of our acquisition next year.

11. **Dividend**

(a) Current Financial Period Reported On

None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year

None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect.**

No dividends have been recommended.

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

Not required for quarterly announcement.

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Not required for quarterly announcement.

15. **A breakdown of sales.**

Not required for quarterly announcement.

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Not required for quarterly announcement.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
14/11/2006

Deloitte.

Deloitte & Touche
Certified Public Accountants
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com

14 November 2006

The Board of Directors
ChinaCast Communication Holdings Limited
15/F Ruoy Chai International Building
No. 8 Yong An Dong Li, Jian Guo Men Avenue
Beijing 10002
People's Republic of China

Dear Sirs

We have been engaged by ChinaCast Communication Holdings Limited (the "Company") to review the interim financial information of the Company and the Group as set out in the "Unaudited Financial Statement Announcement for the Quarter ended 30 September 2006".

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual") pertains to the preparation of interim financial information. The Company and the Group are required to comply with the relevant provisions thereof. The interim financial information comprises the balance sheets of the Company and of the Group as at 30 September 2006, the profit and loss statement of the Group for the three-month and nine- month periods ended 30 September 2006, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period then ended. The interim financial information is the responsibility of, and has been approved by, the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with Singapore Statement of Auditing Practice 11 on Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that:

1. there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual; and

Deloitte.

2. the interim financial information has not been prepared in accordance with the accounting policies set out in the Company's and Group's audited financial statement for the year ended 31 December 2005.

Yours faithfully

Deloitte & Touche

Deloitte & Touche
Certified Public Accountants
Singapore

Ho Kok Yong
Partner

CONFIRMATION BY THE BOARD PURSUANT TO RULE 705(4) OF THE LISTING MANUAL

On behalf of the Board of Directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the Board of Directors of the Company which may render the financial statements for the third quarter ended 30 September 2006 to be false or misleading.

On behalf of the Board of Directors

Yin Jian Ping
Director

Ron Chan Tze Ngon
Director

14 November 2006

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层 邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788 Fax: 86-10-8528 8366 http://www.chinacastcomm.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	14-Nov-2006 17:51:03
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE QUARTER ENDED 30 SEPTEMBER 2006
Description	Please refer to the attached.
Attachments:	ChinaCast_AggregateIPT30Sep2006.pdf Total size = **21K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE QUARTER ENDED 30 SEPTEMBER 2006

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the quarter ended 30 September 2006, are as follows:-

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB1,315,336 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,632,029 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB289,408
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee paid by CCLX to the Group under a technical service agreement between the parties: RMB12,488,029 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB2,233,323 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 30 September 2006: RMB180,573,215

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 81% of his total working time working for the Group. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	14-Nov-2006 17:53:20
Announcement No.	00110

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Announcement Title *	PRESS RELEASE : CHINACAST'S THIRD QUARTER NET PROFIT INCREASED BY 30% TO RMB13.7M
Description	Please refer to the attached.
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双威通讯 ChinaCast

Press Release

CHINACAST COMMUNICATION HOLDINGS LIMITED

FOR IMMEDIATE RELEASE

CHINACAST'S THIRD QUARTER NET PROFIT INCREASED BY 30% TO RMB13.7M

Singapore, November 14, 2006 – ChinaCast Communication Holdings Limited ("ChinaCast"), the PRC's leading satellite distance learning services group, announced today significant increases in revenue and profit for the 3 months ("3Q06") ended September 30, 2006.

Combined third quarter revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE"), amounted to RMB46.1M, growing 19.7% against the same period last year.

The group's largest revenue segment continues to be its University Distance Learning Solutions, which grew to RMB22.5M in 3Q06, 26% higher than the same period last year. As of the end of the September quarter, a total of 128,000 students were enrolled in university/post-secondary degree courses using ChinaCast's distance learning platform. This is 32% higher than the same time last year.

The K-12 content delivery business contributed an additional RMB19.4M in revenue, a 25.5% increase over the previous period due to sale of hardware equipment. The Vocational Training Segment, which is made up of management and IT training, also grew significantly by 64.4%. Other operating income, made up mainly of interest income, increased by 150% to RMB3.6 million due to higher interest rate.

ChinaCast is in a strong cash position and its cash, bank balances and term deposits on hand amounted to RMB436 million, an increase of over RMB72 million since the end of 2005.

"We are pleased with the results of the third quarter for we saw continued strong student enrollment growth in our university distance learning segment and significant revenue increases in our other core e-learning segments, " said ChinaCast CEO, Mr. Ron Chan.

"The long term growth outlook of China's education market remains quite positive and we hope to continue to leverage our nationwide e-learning network and educational institution relationships to accelerate the growth in our core e-learning businesses. We will do this by increasing the number of student enrollments, expanding the number of course offerings and raising fees for our e-learning services. In addition, we look forward to enter the private education market in FY2007 with our planned acquisition of Modern English, which has over 30 nationwide training centers. The agreement with Modern English is non-binding and a definitive agreement will be signed once the restructuring of the company is completed."

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides e-learning services and content to educational institutions, government agencies and Fortune 500 enterprises. These services include broadband network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), Supervision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

For more information, please contact:

Ms Serina Tan

ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616

Tel: (65) 6532 5998 (during office hours)
Email: serina.tan@chinacast.com.cn

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIALOFFICER
Date & Time of Broadcast	14-Nov-2006 17:56:19
Announcement No.	00114

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	13-11-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	13-11-2006
2.	The change in the percentage level	From 6.26 % To 6.30 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	27,675,000	0
As a percentage of issued share capital	6.26 %	0 %
No. of shares held after the change	27,817,000	0
As a percentage of issued share capital	6.30 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	30-Oct-2006 17:19:24
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	27-10-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	27-10-2006
2.	The change in the percentage level	From 6.24 % To 6.26 %
3.	Circumstance(s) giving rise to the interest	Open Market Purchase

or change in interest	
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	27,569,000	0
As a percentage of issued share capital	6.24 %	0 %
No. of shares held after the change	27,675,000	0
As a percentage of issued share capital	6.26 %	0 %

Footnotes

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